SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                      FORM U-12(I)-B (THREE YEAR STATEMENT)

                          Three year period ending 2001

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and business address of person filing statement.

                           Susan L. LaBombard
                           1301 Pennsylvania Avenue, NW
                           Suite 1030
                           Washington, DC 20004

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

                           Not Applicable

3.  Registered   holding  companies  and  subsidiary   companies  by  which  the
undersigned is regularly employed or retained.

                           Ameren Corporation
                           Ameren Services Company
                           Union Electric Company
                           Central Illinois Public Service Company

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position.

                           Federal Affairs Representative-
                           Responsibilities - Lobby the US Congress on issues
                                              pertinent to the utility Industry
                                            - Review proposed federal
                                              legislation to determine impact on
                                              utility industry
                                            - Communicate regularly with
                                              officers and employees of
                                              employer to keep them apprised
                                              of issues  pending before the
                                              US Congress
     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

-------------------------------- ------------------------------------------------------ ----------------------------------------
       Name of Recipient                            Salary or other                      Person or Company from Whom Received
                                                     Compensations                                 or to be Received

-------------------------------- ------------------------------------------------------ ----------------------------------------
-------------------------------- ---------------------------- ------------------------- ----------------------------------------
                                        received (a)             to be received (b)
-------------------------------- ---------------------------- ------------------------- ----------------------------------------
-------------------------------- ---------------------------- ------------------------- ----------------------------------------
      Susan L. LaBombard                  $ 73,000                   $ 152,636                       Ameren Corp.
                                                                                                         (0%)
                                                                                                  Ameren Services Co.
                                                                                                        (100%)
                                                                                                  Union Electric Co.
                                                                                                         (0%)
                                                                                                Cent. IL Pub. Ser. Co.
                                                                                                         (0%)
-------------------------------- ---------------------------- ------------------------- ----------------------------------------

5. (b) Not Applicable.

6. (To be answered in supplementary statement only.)



Date  February 5, 1997                             by  /S/ Susan L. LaBombard
                                                   --------------------------
                                                         Susan L. LaBombard